z                                                                      FORM 6-K



                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


For the month of January, 2004

Commission File Number 1-12752


                               Glassworks of Chile
                (Translation of registrant's name into English)


                                  Hendaya 60
                                  Las Condes
                                Santiago, Chile
                   (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F /X/         Form 40-F / /

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

                     CRISTALERIAS DE CHILE (THE "COMPANY")
                              REPORT ON FORM 6-K


TABLE OF CONTENTS

1. A free English translation of a press release dated January 8, 2004.

2. A free English translation of a press release dated January 9, 2004.

                                                       FOR IMMEDIATE RELEASE



                             CRISTALERIAS DE CHILE
            RESPONSE TO CHILEAN SECURITIES AND INSURANCE COMMISSION



NYSE: CGW
Santiago: CRISTALES
www.cristalchile.cl

CONTACT IN SANTIAGO:
Ricardo Dunner
Head of Investor Relations
PH: (562) 787-8855
FAX: (562) 787-8800
EMAIL: rdunner@cristalchile.cl



Santiago, Chile (January 8, 2004) - Cristalerias de Chile S.A., a Chilean conglomerate and the largest producer of glass containers in Chile, today announced the following:

In response to a letter from the Superintendencia de Valores y Seguros (Chilean Securities and Insurance Commission), dated January 7, 2004, No. 00103, regarding an eventual merger between VTR and Cristalerias' subsidiary, Metropolis-Intercom S.A., the Company informs that:

Cristalerias de Chile S.A.'s subsidiary, Cristalchile Comunicaciones S.A., is on conversations regarding the merger of Metropolis-Intercom and VTR. However, up to that date no agreement had been reached.

The Company will inform as soon as the referred matter occurs, which will be informed and submitted to the Board of Directors' approval.

                                                       FOR IMMEDIATE RELEASE



                             CRISTALERIAS DE CHILE
                                MATERIAL EVENT



NYSE: CGW
Santiago: CRISTALES
www.cristalchile.cl

CONTACT IN SANTIAGO:
Ricardo Dunner
Head of Investor Relations
PH: (562) 787-8855
FAX: (562) 787-8800
EMAIL: rdunner@cristalchile.cl



Santiago, Chile (January 9, 2004) - Cristalerias de Chile S.A., a Chilean conglomerate and the largest producer of glass containers in Chile, today announced the following:

Cristalerias' subsidiary, Cristachile Comunicaciones S.A. - owner of 50% of Metropolis Intercom S.A. - has reached on this date a preliminary agreement with Liberty Media - indirect owner of 50% of Metropolis Intercom S.A., as well as of a majority stake of VTR S.A. - to merge Metropolis Intercom S.A. and VTR S.A.

The agreement is subject to several conditions, some of which are, among others, the negotiation and subscription of the definite contracts, the approval of the Board of Directors of companies related to Liberty Media, including UGC and its independent Directors, the approval of the Comision Antimonopolios (Chilean anti-monopoly commission), the approval of the Board of Directors of Cristalchile Comunicaciones S.A. and additional required approvals.

If the referred agreement materializes, Cristalchile Comunicaciones S.A. would become owner of 20% of the shares of the merged company and would be entitled to nominate one of a total of five Directors of the company.

For the moment it is not possible to quantify the financial effects of this operation for Cristalerias de Chile S.A.


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                                  Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 Glassworks of Chile
                                 (Registrant)

                                 By: Benito Bustamante C.
                                     --------------------
                                     Benito Bustamante C.
                                     Controller



Date: January 9, 2004